December 14, 2018

Jasper Frontz

Chief Compliance Officer

c/o Segall Bryant & Hamill Trust

1290 Broadway, Suite 1100

Denver, CO 80203

Re: Segall Bryant & Hamill Trust (the “Trust”)

Dear Mr. Frontz:

By our executive of this letter agreement (this “Agreement) Segall Bryant & Hamill LLC (“Segall Bryant & Hamill”) agrees it will waive u portion of the investment advisory and/or administration fees and/or reimburse additional Trustexpenses for the period commencing on the inception date of the Segall Bryant & Hamill Short Term Plus Fund which is expected on or about December 1 4, 2018 through April 30, 2020 so that the ratio of expenses to average net assets of the Retail Class and Institutional Class of the portfolio of the Trust as reported in the Fund’s Financial Highlights do not exceed the amounts set forth in Attachment A.

The parties acknowledge that Segall Bryant & Hamill will not be entitled to collect on or make a claim for waived fees or reimbursed expenses at any time in the future. The parties agree to continue such waivers for the applicable Funds at least through April 30, 2020.

The names “Segall Bryant & Hamill Trust” and “Trustees of Segall Bryant & Hamill Trust” refer respectively to the Trust created and the Trustees, as trustees but not individually or personally, acting from time to time under an Amended and Restated Declaration of Trust dated November 19, 1987 as amended which is hereby referred to and a copy of which is on file at the office of the State Secretary of the Commonwealth of Massachusetts and the principal office of the Trust. The obligations of “Segall Bryant & Hamill Trust” entered into in the name or on behalf thereof by any of the Trustees, representatives or agents are made not individually, but in such capacities and are not binding upon any of the Trustees, shareholders or representatives of the Trust personally, but bind only the Trust Property and all persons dealing with any class of shares of the Trust must look solely to the Trust Property belonging to such class for the enforcement of any claims against the Trust.

SEGALL BRYANT AND HAMILL LLC

By:	/s/ Philip L. Hildebrandt
Name:	Philip L. Hildebrandt
Title:	Chief Executive Officer

Your signature below acknowledges acceptance of this Agreement:

SEGALL BRYANT AND HAMILL LLC

By:	/s/ Jasper R. Frontz
Name:	Jasper R. Frontz
Title:	Treasurer and Chief Compliance Officer

Attachment A

Segall Bryant & Hamill Trust

Fee Waivers and Expense Reimbursements for the Period Ended April 30, 2020

Fund

Segall Bryant & Hamill, LLC agrees to Waive Administration Fees, Investment Advisory Fees and/or Reimburse Expenses so that the ratio of expenses to average net assets as set forth in the Financial Highlights will not exceed the following amounts until at least April 30, 2020 (as a% of average daily net assets):

Segall Brvant & Hamill Short Term Plus - retail class	0.49¾
Segall Bryant & Hamill Short Term Plus - inst'l class	0.40%